AR394A.2-JA 1 Midland National Life Insurance Company 8300 Mills Civic Parkway, West Des Moines, IA 50266 Customer Service Center 866-270-9564 JOINT ANNUITANTS AND JOINT AND SURVIVOR INCOME OPTION This Joint Annuitants and Joint and Survivor Income Option (“Endorsement”) is made a part of the Contract to which it is attached and is subject to all of the provisions of that Contract, except as otherwise stated herein. In the event of any conflict with any provision of this Endorsement and the provisions of the Contract, the provisions of this Endorsement shall prevail over the provisions of the Contract. Any capitalized terms not defined in this Endorsement shall have the meaning given to them in the Contract. This Endorsement is effective as of the Endorsement Issue Date and will remain in effect until the Contract is terminated. Notwithstanding any other provision in this Endorsement or the Contract to which it is attached, the Contract and this Endorsement will in all events be interpreted and administered in accordance with sections 72(a) through (d), 72(q) and 72(s) of the Internal Revenue Code of 1986, as amended (the “Code”). We retain the right to process any payments as required by section 72 of the Code. Additionally, we retain the right to amend this endorsement to comply with any applicable law changes, regulations, or other guidance applicable to the administration of payments under a Contract under which Joint Annuitants have been designated and the Joint and Survivor Income Option has been selected. This Endorsement should be read in conjunction with the Contract and any other Rider or Endorsement made a part of your annuity BENEFIT This Endorsement provides information on Joint Annuitants and the Joint and Survivor Income Option and modifies certain provisions of the Contract for an Owner who purchases the Contract designates Joint Annuitants and selects the Joint and Survivor Income Option. The Owner may only designate Joint Annuitants if he or she elects the Joint and Survivor Income Option. The following terms shall apply: (1) The Joint and Survivor Income Option is only available if the Primary Annuitant is at least 50 years old on the Maturity Date and the Joint Annuitant is at least 45 years old on the Maturity Date. (2) Annuitant for purposes of the Joint and Survivor Income Option means the Primary Annuitant and, after the death of the Primary Annuitant, the Annuitant is the Joint Annuitant. The Primary Annuitant is the oldest Annuitant. (3) While all Annuitants are living, the Maturity Date will not be earlier than the 50th birthday of the Primary Annuitant. The maximum Maturity Date is the Contract anniversary immediately following the Primary Annuitant’s 115th birthday. (4) If you select the Joint and Survivor Income Option, the Contract Value will be applied to make payments to the Payee(s) over the lives of the Primary Annuitant and the Joint Annuitant. The payments will stop upon the death of the Payee(s). TERMINATION This Endorsement will terminate upon termination of the Contract. EFFECT OF ENDORSEMENT This Endorsement is intended to limit the rights under a contract to the extent necessary to clarify Contract provisions related to Joint Annuitants and the Joint and Survivor Income Option and ensure compliance with applicable sections of section 72 of the Code. Accordingly,

AR394A.2-JA 2 nothing in this endorsement should be construed as creating additional distribution options or other rights not otherwise expressly set forth in the Contract. MISCELLANEOUS Except as modified by this Endorsement, the provisions of the Contract also apply to this Endorsement. President Secretary